UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    FORM 3
              INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

   Dow, Scott
   1940 West 11th Avenue
   Vancouver, British Columbia,
   Canada V6J 2C6

2. Date of Event Requiring Statement (Month/Day/Year)

   7/9/2001

3. IRS or Social Security Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol

   ASPI Europe, Inc. (ASPQ)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)

   Director of Business Development

6. If Amendment, Date of Original (Month/Day/Year)


7. Individual or Joint/Group Filing (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
                                                                                                                                   |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)              |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount of            |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  Securities Underlying          |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Derivative Security            |exercise  |Form of      |                           |
                        |  Date(Month/      |  (Instr. 4)                     |price of  |Deriv-       |                           |
                        |  Day/Year)        |                                 |deri-     |ative        |                           |
                        |-------------------|---------------------------------|vative    |Security:    |                           |
                        |                   |                       |Amount   |Security  |Direct(D) or |                           |
                        | Date    | Expira- |                       |or       |          |Indirect     |                           |
                        | Exer-   | tion    |         Title         |Number of|          |(I)          |                           |
                        | cisable | Date    |                       |Shares   |          |(Instr. 5)   |                           |
___________________________________________________________________________________________________________________________________|
                                                                                                                                   |
Exchangeable Shares(1)  |7/9/01   |(1)      |Common Stock           |278,417  |$0.00     |D             |                          |
                        |         |         |                       |         |          |              |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
Exchangeable Shares(1)  |7/9/01   |(1)      |Common Stock           |1,238,254|$0.00     |I             |(2)                       |
                        |         |         |                       |         |          |              |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
Exchangeable Shares(1)  |7/9/01   |(1)      |Common Stock           |515,939  |$0.00     |I             |By son                    |
                        |         |         |                       |         |          |              |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
Exchangeable Shares(1)  |7/9/01   |(1)      |Common Stock           |515,939  |$0.00     |I             |By daughter               |
                        |         |         |                       |         |          |              |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
Exchangeable Shares(1)  |7/9/01   |(1)      |Common Stock           |412,751  |$0.00     |I             |By daughter               |
                        |         |         |                       |         |          |              |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:

(1) The exchangeable shares represent shares of stock of ASPI Alberta Holdings, Inc., a wholly-owned subsidiary of the Issuer, that are convertible into common stock of the Issuer at the option of the reporting individual at any time after July 9, 2001, without consideration, pursuant to the terms of a certain Voting and Exchange Agreement. The exchangeability of the shares terminates upon the earlier of 1) the date on which there are no outstanding exchangeable shares held by the reporting individual or 2) the date of any written agreement of the parties to terminate the exchangeability of the shares.

(2) Held by Scott Dow Family Trust, of which the reporting individual is a beneficiary. The reporting individual disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting individual is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.



                                   /s/ Scott Dow                      7/19/01
                                   -----------------------------      ----------
                                   **Signature of Reporting Person    Date

                                   Scott Dow



** Intentional misstatements or omissions of acts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).